

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

<u>Via Facsimile ((214) 871-3560)</u>
Mr. Matthew P. Clifton
Chief Executive Officer
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, Texas 75201-6915

> **Re: Holly Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-3876**

Dear Mr. Clifton:

   We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director